Exhibit (h)(2)(ii)
SCHEDULE 1

DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT

SERIES OF THE TRUST
(updated December 5, 2024)

The following fund(s) are covered by the Agreement:

1.	Matisse Discounted Closed-End Fund Strategy
2.	Matisse Discounted Bond CEF Strategy
3.	Sector Rotation Fund